UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2014

Commission File Number: 001-36195

SUNGY MOBILE LIMITED

Floor 17, Tower A, China International Center

No. 33 Zhongshan 3rd Road

Yuexiu District, Guangzhou 510055

People’s Republic of China

Tel: (+86 20) 6681-5066

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sungy Mobile Limited

By:	/s/ Yuqiang Deng
Name:	Yuqiang Deng
Title:	Chairman and Chief Executive Officer

Date: October 21, 2014

EXHIBIT INDEX

Page

Exhibit 99.1 – Press release	4

Exhibit 99.1

Sungy Mobile Announces Changes to the Board of Directors and the Executive Management Team

Guangzhou, China, October 20, 2014 – Sungy Mobile Limited (NASDAQ: GOMO), a leading provider of mobile internet products and services globally with a focus on applications and mobile platform development (“Sungy Mobile” or the “Company”), today announced the appointment of Ms. Xiangguang Zou, vice president and compliance officer of Pactera Technology International Ltd., as an independent director to its board of directors, effective October 20, 2014.

Ms. Zou has over seven years of management experience working in US-listed companies as a compliance officer leading their corporate legal teams, and she has extensive experience overseeing corporate governance and FCPA matters in these companies. Additionally, in order to meet the phase-in independence standards of NASDAQ listing requirements applicable to members of the committees for the board of directors, Mr. Yingming Chang, director and chief operating officer of Sungy Mobile, has resigned from his role as the chairman of the corporate governance and nominating committee of the board and as a member of the audit committee of the board of the Company.

Furthermore, the Company also announced that Mr. Xiangdong Zhang has resigned from his positions as a director and president of the Company to pursue his entrepreneurial endeavors, effective October 20, 2014. Mr. Zhang will continue to provide service to the Company as a consultant, and contribute to overall company strategy going forward.

Mr. Yuqiang Deng, chief executive officer of Sungy Mobile, stated, “We are very pleased to have Ms. Zou join the Company as a new independent director. Ms. Zou impressed the nominating committee of our board with her expertise in legal compliance for US-listed companies as well as her overall industry insight and perspective. Having thoroughly reviewed a broad range of highly qualified candidates, we are very confident that Ms. Zou has the most comprehensive experience to advise the Company through its transition, strengthening its foundation and helping to fuel our future growth.”

Mr. Deng continued, “We are sorry to see Xiangdong resign from his role at Sungy Mobile. Xiangdong is a visionary and pioneer, who has contributed enormously to the development of Sungy Mobile over the years. It has been a pleasure working with Xiangdong. The entire executive management team and I respect his decision to resign, thank him for his service to the Company and wish him the very best in his future endeavors. Going forward, we will continue to focus on our core strengths, with an emphasis on redeploying resources to the most productive areas and equipping the Company to invest in growth and innovation.”

About Sungy Mobile Limited

Sungy Mobile Limited is a leading provider of mobile internet products and services globally with a focus on applications and mobile platform development. Sungy Mobile’s platform product, GO Launcher EX, manages apps, widgets and functions on Android smartphones and serves as users’ first entry point to their phones; it is the mobile access point from which many Android users are able to find new and innovative ways to customize their experience, download apps and interact with their mobile devices every day.

Safe Harbor Statements

This press release contains forward-looking statements. These statements, including management quotes and business outlook, constitute forward-looking statements under the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those expressed or implied in the forward-looking statements. Sungy Mobile does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

Investor Relations Contact

ICR, Inc.

Chenjiazi Zhong

Tel: +1-646-417-5388

Email: IR@sungymobile.com

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